April 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Richie
Jane Park

RE:	Emo Capital, Corp. (the “Company”)
Amendment No. 2 to Registration Statement on Form 10-12G/A
Filed April 3, 2023
Amendment No. 3 to Registration Statement on Form 10-12G/A
Filed April 6, 2023
File No. 000-54291

Ladies and Gentlemen:

In response to your comment letter dated April 14, 2023 issued to our regisgration Statement Form 10-12G/A Amendment No. 2 filed April 3, 2023, and Amendment No.3 filed April 6, 2023, the Company filed a Form 10-12G/A Amendment No. 4 on April 14, 2023 addressing each of the comments in your letter.

Comment #1 for Principal Products, Services, and Their Markets, page 6, Amendment No. 2 to Form 10-12G filed April 3, 2023

"We note your updated disclosure in response to comment number 11. Please remove the global market figure for organic fertilizers since this is not your addressable market or revise to disclose the addressable market for your product that is covered by the $9.95 billion figure and clarify that you only provide products in certain jurisdictions that represent a fraction of that market figure. We refer to your disclosure that your potential customer base is limited to the U.S. agriculture farming market, such as California and Florida."

Response: [See updated page 6, 10-12G/A]

To avoid biasing potential investors and maintain objectivity in our presentation, we removed that market size paragraph.

This paragraph was removed:

"According to Vantage Market Research (https://www.vantagemarketresearch.com/industry-report/organic-fertilizers-market-1228), Global Organic Fertilizers Market is valued at USD 9.95 Billion in 2021 and estimated to reach a value of USD 22.13 Billion by 2028 at a CAGR of 12.1 % during the forecast period, 2022-2028. Rapidly Increasing Organic Farming Activities and Growing Awareness About its Benefits are the Major Factors Driving the Growth of Global Organic Fertilizer Market."

Comment #2 for Market Opportunity for Organic Fertilizer, page 7

"We note your response to previous comment number 8 and reissue the comment in part. Please expand your disclosure of the FPEF to include the eligibility requirements for the grant, the risk that you may not qualify or be selected to receive the grant, if applicable, and the reasoning behind the Company's decision to delay its application for the FPEF grant. "

Response: [See updated pages 7, 10-12G/A]

Because we will not apply that grant, and to avoid biasing potential investors and maintain objectivity in our presentation, we removed that paragraph:

This paragraph was removed "The Fertilizer Production Expansion Program (FPEP) administered by the Rural Business-Cooperative Service, U.S. government, administers recently announced $500 MM grant to help expand capacity, improve competition, and increase supply chain resilience within the agricultural fertilizer and nutrient management sector, in connection with the production of agricultural commodities. FPEP will support the production of agricultural commodities through the manufacturing and processing of fertilizer and nutrient alternatives. With this big federal stimulus program, the organic fertilizer sector is standing in a very promosing opportunity in the whole agriculture industry. Company will not have any plan to submit a grant application to the FPEP within a year or so."

Comment #3 for Note 3 - Summary of Significant Accounting Policies, page F-21, Amendment No. 3 to Form 10-12G filed April 6, 2023

"Please revise your disclosure to clarify that these annual financial statements are audited."

Response: [See updated Note 3 on page F-21, 10-12G/A]

We added and rephrased as you suggested. See below:

"These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented as audited in United States dollars ... ..."

If you have any questions regarding the amendments, please do not hesitate to call J. Adam Guo, the Company’s President, at (661) 519-5708.

Very truly yours,

Emo Capital, Corp.

By: /s/ J. Adam Guo

Name: J. Adam Guo

Title: President/Chief Executive Officer